

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2013

<u>Via E-mail</u>
Marc Fox, Chief Financial Officer
Ladder Capital Corp.
345 Park Avenue, 8th Floor
New York, NY 10154

> **Re:** **Ladder Capital Corp.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted October 18, 2013**
> **CIK No. 0001577670**

Dear Mr. Fox:

We have reviewed Amendment No. 3 to your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 19</u>

<u>There can be no assurance that we will be able to obtain the consent of our lenders …, page 45</u>

1.   We note your disclosure regarding the impact a change of control may have on your financing facilities. In an appropriate section, please provide disclosure regarding the discussions you have had with these lenders, including whether any lenders have indicated that they intend to terminate a financing facility. Further, please disclose the impact on your financial position if all of the lenders determine to terminate the lending agreements and require repayment or advise.

<u>Financial Statements of Ladder Capital Corp, pages F-3 through F-4</u>

2.   Please update the financial statements in accordance with Regulation S-X Rule 3-12.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Jorge Bonilla at (202)551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202)551- 3782 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.   Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via e-mail*)